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                             May 23, 2024

       Russell Burke
       Chief Financial Officer
       Life360, Inc.
       1900 South Norfolk Street, Suite 310
       San Mateo, CA

                                                        Re: Life360, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed May
9, 2024
                                                            File No. 000-56424

       Dear Russell Burke:

              We have reviewed your May 9, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

       Form 8-K filed May 9, 2024

       Exhibit 99.1, Media release of the Registrant dated May 9, 2024 (U.S.
Time)

   1. We note your response to prior comment 4. As noted in Question 104.05 of Non-GAAP
                                                        Financial Measures
Compliance & Disclosure Interpretations, revenue amounts adjusted in any manner are
considered non-GAAP financial measures. The bundled offerings adjustment reverses the
allocation of hardware revenue that is required to be recognized at a point in time under
ASC 606. This adjustment appears to have the effect of changing the measurement and the
pattern of revenue recognition, which is inconsistent with the guidance in Question
100.04 of Non-GAAP Financial Measures Compliance & Disclosure
                                                        Interpretations. Please
remove this adjustment from all non-GAAP measures in future
                                                        filings.
   2. We note the revised explanation of usefulness of each of the non-GAAP measures within
                                                           Supplementary and
Non-GAAP Financial Information    in response to prior comment 4.
                                                        You indicate that
non-GAAP cost of revenue and non-GAAP operating expenses are
 Russell Burke
Life360, Inc.
May 23, 2024
Page 2
      adjusted for non-recurring, non-cash expenses. However, we note that certain of these adjustments are recurring. Please explain how you considered Item 10(e)(1)(ii) of
      Regulation S-K and the guidance in Question 102.03 of Non-GAAP Financial Measures
      Compliance & Disclosure Interpretations.
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,
FirstName LastNameRussell Burke
                                                          Division of
Corporation Finance
Comapany NameLife360, Inc.
                                                          Office of Technology
May 23, 2024 Page 2
cc:       Natalie Karam
FirstName LastName